DWS Investment Management Americas, Inc.

5201 Gate Parkway
Jacksonville, FL 32256

November 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A of DWS California Tax-Free Income Fund, DWS New York Tax-Free Income Fund and DWS Massachusetts Tax-Free Fund (each a “Fund,” collectively the “Funds”), each a series of Deutsche DWS State Tax-Free Income Series (“Trust”) (Reg. Nos. 002-81549; 811-03657)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) on the above-referenced Post-Effective amendment (“Amendment”), which comments were received via telephone on November 12, 2020. The Amendment was filed on behalf of the Funds on October 1, 2020 and has an effective date of December 1, 2020.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Update each Fund’s class ID on EDGAR to reflect the new Institutional Class.

Response: Each class ID will be updated on or before the effective date of the new Institutional Class.

2.	Comment: Update each Fund’s ticker symbol for the new Institutional Class.

Response: The ticker symbols will be updated on or before the effective date of the new Institutional Class.

3.	Comment: Provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Funds are set forth in the Funds’ prospectuses, and were sent via e-mail on November 23, 2020.

4.	Comment: Confirm that any fee waiver reflected in the expense tables will extend for at least one year from the date of the prospectus.

Response: The Registrant confirms that the expense waiver/reimbursement arrangements reflected in each Fund’s fee table will extend for at least one year from the effective date of its prospectus.

5.	Comment: If the fee waiver is subject to recoupment, disclose the recoupment provisions in a note to the fee table.

Response: The Funds’ fee waiver/expense reimbursement arrangements do not provide for the recoupment of waived fees or reimbursed expenses.

6.	Comment: The disclosure following the fee table states that the Advisor may not reimburse the fund for excluded expenses “such as extraordinary expenses, taxes, brokerage, interest expense and acquired fund fees and expenses.” For clarity, delete “such as” and explicitly identify categories of excluded expenses.

Response: At this time, the Registrant respectfully declines to make the requested revision. The Registrant believes that the disclosure, as drafted, effectively communicates to investors those categories of expenses most likely to be incurred by a Fund (and not covered by the expense limitation), while recognizing that certain other expenses (while less likely to impact a Fund) are nonetheless included in a Fund’s Expense Limitation Agreement.

7.	Comment: Revise “Interest rate risk” in Items 4 and 9, as appropriate, to address the heightened risks presented by fiscal or monetary policy changes in response to the COVID-19 pandemic. It is unclear if this risk disclosure is intended to address whether: (i) lower interest rates will cause municipalities to refinance and any impact this may have on a Fund’s income; (ii) lower interest rates will materially reduce the price of existing Fund assets; (iii) lower interest rates will reduce a Fund’s profitability and/or cause it to be unable to cover its operating expenses; and (iv) changes in government spending, tax revenues or other actions have changed credit risk or made the investment analysis and data a Fund uses to be less predictive compared to prior periods. Revised disclosure should focus on the particular risks as a result of the government’s response to the COVID-19 pandemic and other social issues. Consider these comments independently for each Fund.

Response: The Registrant has revised “Interest rate risk” in response to the Staff’s comment.

8.	Comment: In regards to “Focus risk,” identify if there any areas of municipal finance that a Fund has significant exposure to (e.g., airports, toll roads, hotels or conference centers, stadiums and/or colleges) that may be disproportionately impacted by the COVID-19 pandemic. If so, consider the need for specific strategy disclosure, and associated risk disclosure, about how a Fund evaluates and values these investments (especially in the present environment). Consider this comment independently for each Fund.

Response: The Registrant has revised “Focus risk” and also “Credit risk” for each Fund in response to the Staff’s comment and to further reflect risks to the municipal securities market and to the Funds presented by the COVID-19 pandemic.

9.	Comment: Current “Market disruption” risk summary describes only the broad market consequences of the COVID-19 pandemic and notes that “the fund and its investments may be adversely affected.” This disclosure should explain how the “closing of schools and non-essential businesses, cancellations, shelter-in-place orders, lower consumer spending in certain sectors, social distancing, bans on large social gatherings and travel, quarantines, government economic stimulus measures, reduced productivity, rapid increases in unemployment, increased demand for and strain on government and medical resources, border closings and global trade and supply chain interruptions, among others” matter to the value of each Fund and its assets.

Response: The Registrant believes that, as drafted, “Market disruption risk” fulfills its intended purpose of notifying investors that the COVID-19 pandemic presents the potential for wide-ranging risks to the broader market that are evolving and not possible to predict. The Registrant has revised risk disclosure accordingly. For example, see “Interest rate risk,” “Credit risk” and “Focus risk” as revised in response to Comments 7 and 8 herein.

10.	Comment: Under the “By wire” header immediately preceding the section titled “Financial Intermediary Support Payments,” explain the reason for the new language about the cut-off time for wire sales transaction requests (i.e., why is there no longer a single cut-off time at 4:00 p.m. Eastern time).

Response: The Registrant has replaced the single cut-off time “at 4:00 p.m. Eastern time” disclosure for wire sales transaction requests with “by the time the fund calculates its shares price on any given business day” in order to cover not only standard market trading days but also days when the market closes early. This is a corresponding change to those changes made to the “POLICIES ABOUT TRANSACTIONS” section of the Funds’ prospectuses.

11.	Comment: Consider stating that Institutional Class shareholders must maintain a minimum account balance of $1,000,000 as on pages 6 and 12, where the initial and subsequent investment minimum investment requirements for each Fund are described. Currently, the first reference to a minimum account balance requirement is in the new disclosure on page 35, where the Funds state the penalty for failing to meet it.

Response: At this time, the Registrant respectfully declines to make the suggested revision. The Registrant believes that the existing disclosure is consistent with Items 6 and 11(c)(4) of Form N-1A.

12.	Comment: Confirm that Appendix B covers all financial intermediaries that offer sales charge variations other than those outlined in the prospectus, and confirm they fully describe the details of each such arrangement (see IM Guidance Update 2016-06 at page 2).

Response: The Registrant confirms that we have not been contacted by any financial intermediaries seeking to disclose sales charge waivers and discounts in the Funds’ prospectuses other than the financial intermediaries listed in Appendix B. Accordingly, it is our understanding that Appendix B covers all financial intermediaries that offer sales charge variations other than the variations offered by the Funds in the Funds’ prospectuses. In accordance with IM Guidance Update 2016-06 (the “2016 Guidance Update”) and Item 12(a)(2) of Form N-1A, Appendix B identifies the name of each financial intermediary that has contacted us and is offering sales charge waivers and discounts. Each intermediary’s disclosed waivers and discounts contain all of the detail provided by the intermediary for inclusion in the Funds’ prospectuses. Consistent with Item 12(a)(2) of Form N-1A, the sales charge waiver and discount disclosure provided by each intermediary for inclusion in Appendix B briefly summarizes the eligibility requirements for the intermediary’s waivers and discounts.

13.	Comment: Delete the second paragraph under Appendix B “SALES CHARGE WAIVERS AND DISCOUNTS AVAILABLE THROUGH INTERMEDIARIES” as a Fund cannot disclaim its disclosures nor can it suggest who has the authority to interpret its disclosures.

Response: The Registrant believes that the disclosure in the second paragraph is accurate and is not a disclaimer. However, the Registrant will continue to evaluate the disclosure going forward and may adjust it, as appropriate, in future filings.

14.	Comment: Item 12 disclosures for each sales load variation must describe the group of eligible investors specifically enough for those investors to evaluate their individual facts and circumstances, apply the stated criteria, and determine whether they are eligible. Certain bullet points do not meet this standard because they identify circumstances in which the sales load variation is applied by describing investor eligibility in terms of reference information that is not disclosed. Review and revise accordingly. For example, several bullets refer to “Merrill Lynch’s policies,” however, the policy to which this relates is not in a Fund’s prospectus and is only available through a third party; evaluate for all intermediaries.

Response: With respect to sales load variations applying to investors purchasing Fund shares through an intermediary, the 2016 Guidance Update states in pertinent part that Item 12(a)(2) of Form N-1A, requires that the prospectus … “briefly describe the arrangements that result in the … elimination of sales loads.” In addition, the 2016 Guidance Update states in pertinent part that the intermediary sales charge waiver appendix “should include sufficient information to allow an investor that purchases Fund shares through a specific Intermediary to determine which scheduled variation applies to its investment.” We note that the various intermediary sales charge waivers that reference an intermediary’s policies or policies and procedures generally do so in a specific context; e.g., “conversions by the intermediary of Class C shares that are no longer subject to a contingent deferred sales charge” or “shares received through an exchange due to the holdings moving from an affiliated investment advisory program to a brokerage (non-advisory) account.” Accordingly, the investor is generally on notice as to the circumstances that would prompt the waiver in question and, consistent with the disclosure standards articulated above, should have sufficient information to evaluate if the waiver is applicable to his or her shares.

15.	Comment: Appendix B disclosure for Edward D. Jones & Co., L.P. (“Edward Jones”) states that “At any time it deems necessary, Edward Jones has the authority to exchange at NAV a shareholder’s holdings in a fund to Class A shares of the same fund.” In your response letter to the Staff, identify the authority upon which Edward Jones relies in making this statement.

Response: The Registrant is not aware of the basis for Edward Jones’s internal policies. The Registrant has had prior discussions and will have further discussions with Edward Jones regarding this disclosure.

16.	Comment: As noted above in comment #14, Item 12 disclosures in Appendix B must describe the group of eligible investors specifically enough for those investors to evaluate their individual facts and circumstances, apply the stated criteria, and determine whether they are eligible. Several of the disclosures for Oppenheimer & Co. Inc. (“OPCO”) do not meet this standard because they identify circumstances in which the sales load variation is applied by describing investor eligibility in terms of reference to policies and procedures not disclosed in a Fund’s prospectus (e.g., “the policies and procedures of OPCO”) or information that is not available to the investor (e.g., whether an employer-sponsored retirement account are held in a commission or non-commission based account). Review and revise as necessary.

Response: As noted above, with respect to sales load variations applying to investors purchasing Fund shares through an intermediary, the 2016 Guidance Update states in pertinent part that Item 12(a)(2) of Form N-1A, requires that the prospectus … “briefly describe the arrangements that result in the … elimination of sales loads.” In addition, the 2016 Guidance Update states in pertinent part that the intermediary sales charge waiver appendix “should include sufficient information to allow an investor that purchases Fund shares through a specific Intermediary to determine which scheduled variation applies to its investment.” We note that the various intermediary sales charge waivers that reference an intermediary’s policies or policies and procedures generally do so in a specific context; e.g., “conversions by the intermediary of Class C shares that are no longer subject to a contingent deferred sales charge.” Accordingly, the investor is generally on notice as to the circumstances that would prompt the waiver in question and, consistent with the disclosure standards articulated above, should have sufficient information to evaluate if the waiver is applicable to his or her shares.

17.	Comment: In the prospectus for DWS Massachusetts Tax-Free Fund (“MTF”), the Staff notes that the EDGAR filing “Shareholder Fees” chart refers to an “Account Maintenance Fee” which is listed as “None.” If the fund charges no Shareholder Fees, this line item is unnecessary. Consider deleting the entire “Shareholder Fees” section of the fee table (see Instruction 1(c) to Item 3 of Form N-1A).

Response: The Registrant declines to delete the “Shareholder Fees” disclosure to maintain consistency with the prospectus for MTF’s other share classes.

18.	Comment: In the prospectus for MTF, the Staff notes that the EDGAR filing included a portfolio turnover rate of 43%; confirm that this rate is correct or will be updated in the subsequent 485(b) filing.

Response: The Registrant confirms that, during its most recent fiscal year, MTF’s portfolio turnover rate was 43% of the average value of its portfolio.

19.	Comment: In the Item 9 strategy disclosure, indicate how MTF values derivatives for the purposes of the 80% rule.

Response: MTF does not include derivative instruments in the calculation of the 80% investment policy and therefore, at this time, the Registrant does not believe any changes to the prospectus disclosure are warranted.

20.	Comment: In the last paragraph of disclosure for MTF, under “Management process” the disclosure reads that “Portfolio management may consider information about Environmental, Social and Governance (ESG) issues in its fundamental research process.” In the Item 9 strategy discussion, elaborate on this disclosure, specifically to explain how portfolio management uses the fundamental ESG research results to make purchase selections and sales decisions.

Response: The Registrant does not believe any additional disclosure is required. The Fund’s portfolio management may consider ESG issues in its fundamental research process, however, ESG issues alone do not compel purchase selections or sales decisions. This is consistent with the existing disclosure for the Fund.

21.	Comment: In the Funds’ Statement of Additional Information (“SAI”), in the “Fees payable to Subadvisors by DIMA for subadvisory services” section, confirm that the disclosure regarding DWS Latin America Equity Fund is accurate (i.e., “50%, after the effects of waivers, of the management fee payable to DIMA pursuant to the Investment Management Agreement, as in effect from time to time.”).

Response: The Registrant confirms that the disclosure noted above is accurate.

22.	Comment: In the Funds’ SAI, confirm that the “Negative Interest Rates” disclosure, specifically “In response to recent market volatility and economic uncertainty, the US government…” is intended to refer to actions taken by the Federal Reserve Bank in response to the economic impact of the COVID-19 pandemic. If not, clarify as this could become confusing to investors as circumstances change.

Response: The Registrant believes that low and/or negative interest rates may persist after the COVID-19 pandemic is considered “over,” therefore the disclosure will continue to be relevant for the foreseeable future separate and apart from the pandemic. Accordingly, the Registrant does not believe that revisions are required at this time.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/Rob Benson

Rob Benson

Assistant Vice President

DWS Investment Management Americas, Inc.

cc. John Marten, Esq., Vedder Price PC